Exhibit 21.1

Subsidiaries of Patriot Mobile Inc.

The list below includes the entities expected to be subsidiaries of the Registrant following the consummation of the Reorganization transactions described in the prospectus that is a part of this registration statement.

Name	State or Other Jurisdiction of Incorporation or Organization

Patriot Mobile Holdings LLC	Texas

Patriot Mobile LLC	Delaware

Patriot Care LLC	Arkansas